Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report.

Overview of the Company

We are a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using our cloud-based SaaS product and PaaS platform to develop, use, and control business applications without the need to purchase complex IT infrastructure. Our PaaS platform and SaaS product enhance transaction-related activities in the retail sector, such as recording distributions, tracking store-related transactions, and e-commerce clouds and giving our retail clients a comprehensive view of their business operations in real-time on multiple interfaces, allowing them to make critical business decisions anytime and anywhere. In the immediate future, we intend to focus on our SaaS standard product, Yunzhuidan, which we developed by leveraging the technologies used to develop our highly customized PaaS platform.  This allows us to provide a standardized CRM services product that our clients can use to connect all levels of the retail chain seamlessly and cost-effectively from management teams to customers in real-time.

We believe our Company is uniquely positioned to meet the need of mid-tier brands in Mainland China. In particular, we specialize in supporting mid-tier brands that heavily rely on offline direct distribution with high volume IT update requirements. We provide a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications.

Since our inception in 2018, we have achieved significant product and customer milestones. Within two years, we launched the interface engine, settlement engine, integration engine, and our own PaaS platform, Youxin Cloud, and started collaborating with large brands. We continued to develop Youxin Cloud. All of our professional service customers have also been payment channel customers. Typically, our customers first execute our one-year contracts for professional services. Under the professional services contract, we would develop the customized CRM system for the customer’s use.

Our total revenues increased by $60,621 or 21%, from $285,392 for the six months ended March 31, 2024, to $346,013 for the six months ended March 31, 2025, mainly because the Company gradually restarted the operating of the customized CRM system development services.  The gradual expansion of partnerships with distributors has enabled the company to gain broader recognition of the value of its third-generation PaaS platform among CRM customers, leading more of them to pay for our services. With our ongoing efforts on the initial implementation of the new third-generation PaaS platform and our ongoing efforts to increase distributors and new customers to use our third-generation PaaS platform, we continue to anticipate revenue growth as new distributors and customers purchase licenses and professional services for the third-generation PaaS platform. However, as of March 31, 2025 , the company focused on implementing the third-generation PaaS platform into trial for potential customers and distributors. Through the trials, company can collect feedback and continue to optimize the platform.

In addition, for the third-generation PaaS platform, the company has sought to increase partnerships with distributors. Under the distribution agreements, the company grants a license for its third-generation PaaS platform to the distributors who then handle customer acquisition, sales, implementation, and delivery. Thus, the company anticipates gradual growth without substantially increasing costs or employee headcount. Because of the business model for PaaS systems with less personnel requirement for the third-generation PaaS platform, the company does not intend to increase the employee headcount to meet increasing customer demand and the company believes its current headcount is sufficient to meet such demand for the near term.

We are a holding company incorporated on October 21, 2022 under the laws of the Cayman Islands. Our operating subsidiary in the PRC, Guangzhou Youxin Technology Co., Ltd. was founded on March 12, 2018. Our company has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd, which was established under the laws of the British Virgin Islands on November 10, 2022. Youxin Cloud (BVI) Ltd is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin Cloud (HK) Limited is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd., a wholly foreign-owned enterprise in Mainland China, or WFOE, which was incorporated on February 17, 2023 under the laws of the PRC. The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd. Our Class A Shares being offered in this report are shares of Youxin, our Cayman Islands holding company.

Historical Timeline

●	March 12, 2018: We commenced operations through Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”).

●	June 30, 2020: Shareholders Shaozhang Lin, Jinhou Sun, Weizhao Feng transferred their combined 100% shares in Guangxi Yousen Network Technology Co., Ltd. (“Guangxi Yousen”) to Guangzhou Youxin.

●	October 21, 2022: Youxin Technology Ltd (“Youxin Technology” or “Youxin Cayman”) was established as our offshore holding company to facilitate financing and offshore listing.

●	November 10, 2022: Youxin Cloud Ltd. (“Youxin BVI”) was established and is wholly owned by Youxin Technology.

●	November 17, 2022: Guangzhou Youxin disposed its subsidiary Guangxi Yousen.

●	December 13, 2022: Youxin Cloud (HK) Limited. (“Youxin HK”) was established and is wholly owned by Youxin BVI.

●	February 17, 2023: Hainan Youxin Mutual Enterprise Management Co., Ltd. (“YXHW” or “WFOE”) was established as a wholly foreign-owned enterprise in the PRC and is wholly owned by Youxin HK.

●	April 28, 2023: the former shareholders transferred their 100% ownership interest in Guangzhou Youxin to WFOE.

Our Strategies

The key elements of our growth strategy include the followings, which we believe to empower us, further achieve greater growth and strengthen our market position:

Optimizing PaaS platform and SaaS service

We have fostered strong loyalty with existing customers as a result of the high-quality customized PaaS platform service and solutions we offer, as well as our ability to deliver tangible value to customers by effectively addressing their specific business needs. We intend to leverage the technologies and knowledge gained from creating customized platforms for our clients to create products that are approximately 90% standardized to meet the needs to mid-tier brands in China while also allowing for additional customization to meet the unique demands of any client. By doing so, we anticipate the ability to offer products that offer a customized level of service at a cost affordable to the mid-tier brand market.

Continue to Invest in Infrastructure and Technology

Our cloud platform relies heavily on infrastructure and technology. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB8.21 million ($1.14 million), RMB15.18 million ($2.15 million) and RMB34.45 million ($5.26 million) of research and development expenses for the years ended September 30, 2024, 2023 and 2022, respectively. We intend to continue investing in our infrastructure to provide higher-quality cloud services and improve operation efficiency. Our leadership in technology is built by our highly innovative and dedicated research and development staff. We had a team of approximately 60 engineers, researchers, programmers and computer and data scientists as of September 30, 2022, approximately 98 % of whom hold a bachelor’s degree or above. As of September 30, 2024 and 2023, our research and development team accounted for 20 and 35 different staffs respectively, because of our product strategy and financial gap. Because our latest SaaS standard product, the Yunzhuidan, has been developed and launched for our customer base, we did not need anymore some of the R&D staff who specialized in new product development for the next 12 months. Our recent As a technology-driven cloud service provider, we want to improve our research and development activities to enhance our technological capabilities to provide a suite of software products that can be delivered rapidly, affordably, flexibly, and iteratively to address the needs of mid-tier brands in China.

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Enhance Our Strategic Partner Ecosystem

We value the cooperation with our strategic partners and seek to further enhance our strategic partner ecosystem. Our SaaS product and PaaS platform are delivered on a public cloud platform, and we need our vendors to work with us to meet customers’ individualized requirements. Our current strategic partners include some platinum partner of Salesforce.com in PRC, like Bluelinksys and Celnet, for CRM service; CICC Financial Technology (Changsha) Co, Ltd. for payment services and Tencent Cloud Computing Beijing Co, Ltd. for network services. We intend to form additional strategic partner relationships with our suppliers, and to accelerate efficient growth via our partners.

Results of Operations

The following table summarizes the results of our operations for the six months ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For The Six Months Ended March 31,
	2025		2024
	Amount	% of Revenues	Amount	% of Revenues
REVENUES	$346,013	100%	$285,392	100%
COST OF REVENUES	(216,386)	(63)%	(91,646)	(32)%
GROSS PROFIT	129,627	37%	193,746	68%
OPERATING EXPENSES
Selling expenses	(100,558)	(29)%	(81,016)	(28)%
General and administrative expenses	(1,162,739)	(336)%	(321,457)	(113)%
Research and development expenses	(140,261)	(41)%	(847,311)	(297)%
Total operating expenses	(1,403,558)	(406)%	(1,249,784)	(438)%
NET LOSS FROM OPERATIONS	(1,273,931)	(369)%	(1,056,038)	(370)%
OTHER INCOME, NET
Other income	184	-	139,154	49%
Other expense	(6,711)	(2)%	(6,851)	(2)%
Investment loss	(457,242)	(132)%	-	-
Total other income (expense), net	(463,769)	(134)%	132,303	47%
NET LOSS BEFORE TAXES	(1,737,700)	(503)%	(923,735)	(324)%
Income tax expense	-	-	(3,097)	(1)%
NET LOSS	$(1,737,700)	(503)%	$(926,832)	(325)%

Comparison of Results of Operations for the Six Months Ended March 31, 2025 and 2024

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Revenues

The following table presents revenues by service categories for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended September 30,
	2025		2024		Variance
Service Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Professional services	$326,793	94%	$121,366	43%	$205,428	169%
Customized CRM system development service	220,454	64%	-	-	220,454	100%
Additional function development service	9,211	2%	6,577	3%	2,634	40%
Subscription service	97,128	28%	114,789	40%	(17,660)	(15)%
Payment channel services	17,098	5%	140,663	49%	(123,565)	(88)%
Others	2,122	1%	23,363	8%	(21,242)	(91)%
Total revenues	$346,013	100%	$285,392	100%	$60,621	21%

Our total revenues increased by $60,621 or 21%, from $285,392 for the six months ended March 31, 2024, to $346,013 for the six months ended March 31, 2025, mainly because the Company gradually restarted the operating of the customized CRM system development services. Revenue from professional services accounted for $326,793 or 94% of total revenues for the six months ended March 31, 2025, as compared to $121,366 or 43% for six months ended March 31, 2024.

The professional services include customized CRM system development services, additional function development services and subscription services. Revenue from customized CRM system development services increased by $220,454 or 100% from $nil for the six months ended March 31, 2024, to $220,454 for the six months ended March 31, 2025. The increase was mainly due to the Company restarted the operating of Customized CRM system development service. Revenue from the additional function development services increased by $2,634 or 40% from $6,577 for the six months ended March 31, 2024, to $9,211 for the six months ended March 31, 2025. The increase was mainly due to the more new needs of the function development from the existing clients for the six months ended March 31, 2025. Revenue from subscription services decreased by $17,660 or 15% from $114,789 for the six months ended March 31, 2024, to $97,128 for the six months ended March 31, 2025. The decrease was mainly due to the decreasing customized CRM system development services from 2024, which led to the Company to provide less subscription service in the following periods. Revenue from payment channel services decreased by $123,565 or 88% from $140,663 for the six months ended March 31, 2024, to $17,098 for the six months ended March 31, 2025. The decrease was mainly due to reduced  clients demand, and resulted in fewer transactions through the payment system.

Cost of revenues

The following table presents cost of revenue by service categories for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025		2024		Variance
Service Category	Amount	% of cost	Amount	% of cost	Amount	%
Professional fee	$213,217	99%	$74,247	81%	$138,970	187%
Customized CRM system development service	135,854	63%	-	-%	135,854	100%
Additional function development service	6,551	3%	3,716	4%	2,835	(76)%
Subscription service	70,812	33%	70,531	77%	281	-
Others	3,169	1%	17,399	19%	(14,230)	(82)%
Total cost	$216,386	100%	$91,646	100%	$124,740	136%

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Our service costs primarily include: (1) labor costs (including salaries, social insurance and benefits) for employees involved with our operations and product support, (2) third-party service fees including cloud computing and data usage, (3) lease expense and (4) related costs of outsourcing contractor conducting system implementation and support services to customers. Cost of revenues for the six months ended March 31, 2025, was $216,386, an increase of $124,740, or 136%, from $91,646 for the six months ended March 31, 2024.

The following table shows information by different categories of services we provided for the six months ended March 31, 2025 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	326,793	17,098	2,122	346,013
Cost of revenue	213,217	-	3,169	216,386
Gross profit	113,576	17,098	(1,047)	129,627
Gross margin	35%	100%	(49)%	37%

The following table shows information by different categories of services we provided for the six months ended March 31, 2024 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	121,366	140,663	23,363	285,392
Cost of revenue	74,247	-	17,399	91,646
Gross profit	47,119	140,663	5,964	193,746
Gross margin	39%	100%	26%	68%

As a result of the foregoing, we had gross profits of $129,627 and $193,746 with gross margins of 37% and 68% for the six months ended March 31, 2025 and 2024, respectively. The overall gross profit as margin decreased by 31%. The gross margin has been and will continue to be affected by a number of factors, including the timing and extent of our investments in our operation, our ability to manage server costs, the ability to manage the usage of third-party software and the extent to which we periodically choose to pass on the cost savings from lower pricing and higher utilization to our customers in the form or lower prices as well as our efforts to drive greater usage of our products through attractive pricing and improve the serviceability of our PaaS platform by developing more customers.

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Selling expenses

Our selling expenses increased by $19,542 or 24% from $81,016 for the six months ended March 31, 2024 to $100,558 for the six months ended March 31, 2025. The increase was mainly due to the increase in advertising and promotion expense.

The increase of advertising and promotion expense by $26,094 or 100% was primarily due to more effort used in the business promotion to achieve the business expansion for the six months ended March 31, 2025, compared to the six months ended March 31, 2024.

General and administrative expenses

Our general and administrative expenses increased by $841,282 or 262%, from $321,457 for the six months ended March 31, 2024 to $1,162,739 for the six months ended March 31, 2025.

The increase for the six months ended March 31, 2025 was primarily due to an increase in professional fee of $798,401 or 421% compared to the six months ended March 31, 2025 as the increase of professional agents involved after being listed.

Research and development expenses

Research and development costs for the six months ended March 31, 2025 of $140,262 decreased by $707,050 or 83% compared to $847,311 for the six months ended March 31, 2024.

The decrease was primarily attributed to the decrease in labor related costs including salary and welfare by $659,884 or 89% for the six months ended March 31, 2025 compared to the six months ended March 31, 2024.

Other income (expense), net.

Total net other expense was $463,769 for the six months ended March 31, 2025, compared to $139,154 for the six months ended March 31, 2024.

Net loss

As a result of the foregoing, we reported a net loss of $1,737,700 for the six months ended March 31, 2025, compared to a net loss of $926,832 for the six months ended March 31, 2024.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through private placement of equity and short-term borrowings. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of March 31, 2025, our cash was $1,636,920 compared to $18,372 as of September 30, 2024. We derive our ongoing revenue mainly from our SaaS product, which includes providing database maintenance, system accessing, function updates, and other subsequent support to SaaS product users. On December 23, 2024, the Company closed its IPO of 2,300,000 Class A ordinary shares at $4.50 per share, par value $0.0001 per share (the “Shares”). The gross proceeds of this offering are $10.35 million and raised $9,097,000 as net proceeds in total.

As of the date of issuance of the unaudited condensed consolidated financial statements, the Company has approximately $1.0 million of unrestricted cash and $2.9 million of short-term investments . In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget, such as staff reductions, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its unaudited condensed consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the unaudited condensed consolidated financial statements are issued and the Company has prepared the unaudited condensed consolidated financial statements on a going concern basis. The Company may, however, need additional capital in the future to fund its continued operations. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents the Company has at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Company cannot assure that the financing will be available in amounts or on terms acceptable to the Company, if at all.

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Cash Flows for the six months ended March 31, 2025, compared to the six months ended March 31, 2024

The following table summarizes our cash flows for the six months ended March 31, 2025 and 2024:

	For the six months ended March 31,
	2025	2024
Net cash used in operating activities	$(2,256,696)	$(641,890)
Net cash used in investing activities	(3,440,000)	-
Net cash provided by financing activities	7,237,621	304,861
Effect of foreign exchange rate on cash	76,811	2,097
Net increase (decrease) in cash and cash equivalents and restricted cash	$1,617,736	$(334,932)

Operating Activities

Net cash used in operating activities was $2,256,696 for the six months ended March 31, 2025, as compared to $641,890 net cash used in operating activities for the six months ended March 31, 2024. The net cash used in operating activities for the six months ended March 31, 2025, reflects our net loss of $1,737,700 and a decrease in payroll payable and contract liabilities of $250,370 and $206,570, respectively. The net cash used in operating activities for the six months ended March 31, 2024, reflects our net loss of $926,832, partially offset by a decrease in accounts receivable of $95,467 and an increase in payroll payable of $239,510.

Investing Activities

Net cash used in investing activities was $3,440,000 for the six months ended March 31, 2025, as compared to $nil net cash provided by investing activities for the six months ended March 31, 2024. The net cash used in investing activities for the six months ended March 31, 2025 was mainly attributable to the purchase of short-term investments.

Financing Activities

Net cash provided by financing for the six months ended March 31, 2025, was $7,237,621, as compared to $304,861 net cash provided by financing activities for the six months ended March 31, 2024. For the six months ended March 31, 2025, we obtained proceeds from IPO of $10,350,000 and partially offset by the payment of offering cost of $2,133,785 and repayments of related parties of $978,594, respectively. For the six months ended March 31, 2024, we obtained funds from related parties of $640,319 and payment of deferred offering costs of $335,458.

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Contractual Obligations

The Group had an outstanding short-term loan of $312,814 as of March 31, 2025. The Group has also entered into non-cancellable operating lease agreements for office, which will expire in May 2027.

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2025:

	Payment Due by Six Months Ended March 31, 2025
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$100,800	$42,547	$58,253	$-	$-
Loan	312,814	312,814	-	-	-
Total	$413,614	$355,361	$58,253	$-	$-

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2025.

Contingencies

During the ordinary course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability.

In July 2024, the Company received a labor arbitration claim and $23,837 and $24,649 was restricted as of March 31, 2025 and September 30, 2024, respectively, due to the arbitration claim by the court. Currently, the court of first instance was finished and the Company has accrued $33,208 included in the payroll payable accordingly. However, in accordance with PRC law, the claim is currently being considered by a court of final instance.

As of March 31, 2025, the Company had no other outstanding lawsuits or claims.

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